

Mail Stop 3561

September 9, 2016

Donita R. Kendig
Chief Financial Officer
U.S. Rare Earth Minerals, Inc.
4631 Bradford Court
Reno, NV 89519

Re: **U.S. Rare Earth Minerals, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2015
Filed July 22, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed August 12, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 22, 2016
File No. 001-35027

Dear Ms. Kendig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015 and Form 10-Qs for Fiscal Quarters Ended March 31, 2016 and June 30, 2016

Exhibits 31 and 32

1. We note errors in the Section 302 and Section 906 certifications included in your periodic filings as indicated below:

   - Section 302 certifications:
     1. In the Form 10-K for the year ended December 31, 2015, the wrong document (refers to a Form 10-Q) and incorrect period ended for each of the principal executive officer and principal financial officer.

2. In the Form 10-K, the name of the certifying officer differs from the name of the signing officer for the principal financial officer.
3. In the Form 10-Q for the period ended March 31, 2016, the incorrect period ended for the principal financial officer.

- Section 906 certifications:
1. In the Form 10-K, the wrong document (refers to a Form 10-Q) and incorrect period ended for each of the principal executive officer and principal financial officer.
2. In the Form 10-K and Form 10-Qs for the periods ended March 31, 2016 and June 30, 2016, the wrong entity for the principal financial officer.
3. In the Form 10-Qs for March 31, 2016 and June 30, 2016, the wrong document (refers to an annual report and a Form 10-K) for each of the principal executive officer and principal financial officer.
4. In the Form 10-Q for March 31, 2016, the incorrect period ended for each of the principal executive officer and principal financial officer.
5. In the Form 10-Q for June 30, 2016, the incorrect period ended for the principal financial officer.

Please amend the indicated filings to include Section 302 and Section 906 certifications revised to correct the errors noted above. Please note that each amended filing should include the full periodic report, including the full financial statements. Also note that each amended filing must also contain Section 302 certifications for each of the principal executive officer and principal financial officer, whether or not such certification has been revised, pursuant to Exchange Act Rule 12b-15. Further note that each revised certification should be dated as of the date the amended filing is filed.

Form 10-K for the Year Ended December 31, 2015

Item 9A. Internal Control over Financial Reporting, page 14

2. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures at December 31, 2015 pursuant to Item 307 of Regulation S-K.

3. Please identify the COSO framework used by management to evaluate the effectiveness of the your internal control over financial reporting, pursuant to Item 308(a)(2) of Regulation S-K.

4. In the third full paragraph under this item, you state "such internal controls and procedures may not be effective to detect the inappropriate application of US GAAP

rules as more fully described below." Your current disclosure is not specific as to the conclusion and it appears to be in regard to only one aspect of internal control over financial reporting. Please amend your filing to state specifically whether or not your overall internal control over financial reporting is effective, pursuant to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure